Exhibit 99.1

ReneSola Adopts Shareholder Rights Plan

JIASHAN, China, August 22, 2011 – ReneSola Ltd (NYSE: SOL) (“ReneSola” or the “Company”), a leading global manufacturer of solar products, today announced that its Board of Directors has adopted a shareholder rights plan (the “Rights Plan”) to protect the best interests of the Company and its shareholders. One ordinary share purchase right (a “Right”) will be distributed on August 26, 2011, with respect to each ordinary share of ReneSola outstanding at the close of business on such date.

Initially, the Rights will be evidenced by the certificates representing outstanding ordinary shares, and no separate Rights certificates will be distributed.  Subject to certain limited exceptions, the Rights will be exercisable if a person or group acquires 15% or more of the Company’s voting securities or announces a tender offer for 15% or more of the voting securities (“Trigger Event”). The exercise price is set at US$20.00 per Right to purchase one ordinary share (each American depositary share represents two ordinary shares), subject to adjustment when there is a Trigger Event.  The Company’s Board of Directors will be entitled to redeem the Rights at US$0.0001 per Right at any time before a person or group has acquired 15% or more of the Company’s voting securities.

The Rights are intended to enable all of the Company’s shareholders to realize the long-term value of their investment in the Company.  The Rights are designed to ensure that the Company’s shareholders receive fair treatment in the event of any proposed takeover of the Company and to encourage anyone seeking to acquire the Company to negotiate with the Board of Directors prior to attempting a takeover.  The Rights are not being distributed in response to any specific effort to acquire control of the Company.

About ReneSola

ReneSola is a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, low-cost production capabilities and technological innovations and know-how, ReneSola leverages its in-house virgin polysilicon and solar cell and module production capabilities to provide its customers with high-quality, cost-competitive solar wafer products and processing services. The Company possesses a global network of suppliers and customers that includes some of the leading global manufacturers of solar cells and modules. ReneSola’s ADSs are traded on The New York Stock Exchange (NYSE: SOL). For more information about ReneSola, please visit http://www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Mr. Tony Hung
ReneSola Investor Relations
Tel:       +86-573-8473-9011
E-mail:ir@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:       +86-10-8520-6284
E-mail:sol@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel:       +1-646-460-9989
Email: sol@ogilvy.com